					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$50,991	$45,464	$47,464	$44,637	$43,707	$49,891
Interest applicable to rentals	1,849	1,916	1,880	1,162	771	1,231

Total fixed charges, as defined	52,840	$47,380	$49,344	$45,799	$44,478	$51,122

Preferred dividends, as defined (a)	4,674	4,490	5,099	5,067	5,129	4,318

Combined fixed charges and preferred dividends, as defined	$57,514	$51,870	$54,443	$50,866	$49,607	$55,440

Earnings as defined:

Net Income	$39,620	$52,408	$67,058	$73,497	$62,103	$58,065
Add:
Provision for income taxes:
Total income taxes	20,464	17,846	34,431	37,040	33,952	30,401
Fixed charges as above	52,840	47,380	49,344	45,799	44,478	51,122

Total earnings, as defined	$112,924	$117,634	$150,833	$156,336	$140,533	$139,588

Ratio of earnings to fixed charges, as defined	2.14	2.48	3.06	3.41	3.16	2.73

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.96	2.27	2.77	3.07	2.83	2.52

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.